Exhibit 12

1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

[], 2025

SunAmerica Series Trust

21650 Oxnard Street, 10th Floor

Woodland Hills, CA 91367

Ladies and Gentlemen:

SunAmerica Series Trust, a Massachusetts business trust (the “Trust”), on behalf of SA BlackRock VCP Global Multi Asset Portfolio and SA PIMCO VCP Tactical Balanced Portfolio (each, a “Target Portfolio”) and SA VCP Dynamic Allocation Portfolio (“Acquiring Portfolio”), each a segregated portfolio of assets (“series”) thereof, has requested our opinion as to certain federal income tax consequences of the Acquiring Portfolio’s proposed acquisition of each Target Portfolio pursuant to the corresponding Agreement and Plan of Reorganization dated [], 2025 (the “Plan”). Each Plan contemplates the Acquiring Portfolio’s acquisition of all the assets of the Target Portfolio (“Assets”) in exchange solely for shares in the Acquiring Portfolio (“Acquiring Portfolio Shares”) and the Acquiring Portfolio’s assumption of all liabilities of the Target Portfolio (“Assumed Liabilities”), followed by the Target Portfolio’s distribution of those Acquiring Portfolio Shares pro rata to its shareholders in liquidation thereof (all the foregoing transactions being referred to herein collectively as a “Reorganization”). This opinion is being delivered pursuant to Section 8.6 of the Plan. For ease of reference, the remainder of this letter refers to a single Target Portfolio, Plan and Reorganization.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Portfolio and Target Portfolio set forth in the Combined Information Statement/Prospectus filed as part of the Trust’s registration statement on Form N-14 (the “Registration Statement”) and representations made in letters from the Trust on behalf

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

SunAmerica Series Trust

[], 2025

of the Acquiring Portfolio and the Target Portfolio addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion with respect to the Reorganization that for U.S. federal income tax purposes:

1.  The transfer to the Acquiring Portfolio of all the Assets solely in exchange for Acquiring Portfolio Shares and the assumption by the Acquiring Portfolio of the Assumed Liabilities followed by the distribution by the Target Portfolio of Acquiring Portfolio Shares to the Target Portfolio shareholders in complete liquidation of the Target Portfolio, all pursuant to the Plan, will constitute a “reorganization” within the meaning of section 368(a) of the Code, and the Acquiring Portfolio and the Target Portfolio will each be a “party to a reorganization” within the meaning of section 368(b) of the Code;

2.  Under section 1032 of the Code, no gain or loss will be recognized by the Acquiring Portfolio upon the receipt of all of the Assets solely in exchange for Acquiring Portfolio Shares and the assumption by the Acquiring Portfolio of the Assumed Liabilities;

3.  Under sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Target Portfolio upon the transfer of the Assets to the Acquiring Portfolio solely in exchange for Acquiring Portfolio Shares and the assumption by the Acquiring Portfolio of the Assumed Liabilities or upon the distribution of Acquiring Portfolio Shares to the Target Portfolio shareholders in exchange for such shareholders’ shares of the Target Portfolio in liquidation of the Target Portfolio;

4.  Under section 354(a)(1) of the Code, no gain or loss will be recognized by the Target Portfolio shareholders upon the exchange of their Target Portfolio shares solely for Acquiring Portfolio Shares in the Reorganization;

5.  Under section 358 of the Code, the aggregate basis of Acquiring Portfolio Shares received by each Target Portfolio shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Portfolio shares exchanged therefor by such a shareholder;

6.  Under section 1223(1) of the Code, the holding period of Acquiring Portfolio Shares to be received by each Target Portfolio shareholder pursuant to the Reorganization will include the holding period of the Target Portfolio shares exchanged therefor, provided that

SunAmerica Series Trust

[], 2025

such Target Portfolio shareholder held the Target Portfolio shares as capital assets at the time of the Reorganization;

7.  Under section 362(b) of the Code, the basis of each Asset transferred to the Acquiring Portfolio in the Reorganization will be the same in the hands of the Acquiring Portfolio as the basis of such Asset in the hands of the Target Portfolio immediately prior to the transfer increased by the amount of gain or decreased by the amount of loss, if any, recognized by the Target Portfolio upon the transfer; and

8.  Under section 1223(2) of the Code, the holding period of each of the Assets in the hands of the Acquiring Portfolio will include the holding period of each such Asset when held by the Target Portfolio (except to the extent that the investment activities of the Acquiring Portfolio reduce or eliminate such holding period).

Notwithstanding the foregoing, this opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the close of the taxable year or upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion with the Registration Statement and to the reference to us in the Combined Information Statement/Prospectus included as part of the Registration Statement.

Sincerely yours,